UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):September 19, 2006

ANTICUS INTERNATIONAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Nevada	333-101420	98-0375504
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2175 rue de la Montagne, Suite 300
Montreal, Quebec, Canada H3G 1Z8
(Address of Principal Executive Offices)

(514) 875-5072 Extension 19
Registrants Telephone Number

(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management
Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Effective September 19, 2006, Anticus International Corporation has effected the appointment of a new (CEO) Chief Executive Officer.

Daniel Trudeau P. Eng., MBA has been appointed as President and Chief Executive Officer by the Board of Directors, effective immediately.

Mr. Trudeau cumulates 26 years of experience acquired within the consulting engineering sector. Since his beginning Mr. Trudeau has had a passion for start-ups companies, having inter-alia, active participations from the early stages in the following companies; Telegescom Inc.(Microcell Inc.), Spectra Telecommunication Inc., and Look Communications, until the said companies became fully operational. Mr. Trudeau has also occupied the position of Vice President Operations for a company listed on the NASDAQ, as well as President and Chief of Operations of Technology Evaluation.Com.

More recently, Mr. Trudeau occupied the position of general manager of AVW-Telav Audio Visual Solutions, being responsible, in this position, for the national management of sales and operations of one of the division of the company.

Mr. Trudeau obtained a Bachelor Degree in Applied science and Mechanical Engeneering from The Polythecnique School of Montreal in 1980. In 1992, he received his Master Degree in Business Administration from the H.E.C of Montreal.

EDUCATION:
1976-1980 Bachelor of Science, Mechanical Engineer, Polytechnique School of Montreal
1985-1992 Master Degree in Business Administration (MBA) at, Hautes Etudes Commercials of montreal.

RECENT EMPLOYMENT:
BTC Experts- Conseils Inc. February 2004 - August 2006
VP Operations

BTC Experts- Conseils inc is a society that provides consultations services for enterprises to help them reach their goals in the area of development, expansion and profitability. The society regroups experience administrators who offer their expertise in various subject areas to diverses business of all sizes.

AVW-Telav, Audio Visual Solutions January 2001 - February 2004
General Manager, System Design and Integration

AVW-Telav, Audio Visual Solution offers services and solutions in technological visual presentations for meetings, events and commercial fairs in more than 33 cities situated all around North America. The company also makes available the systems design and integration in the frame of permanent audio-visual applications.

Responsible, of the management of sales, and opererations in the Canadian Division of System Design and Integration. In that capacity, Mr. Trudeau managed a budgetary control of 16 million $, with control of 40 employes located in 4 cities.

INTASYS CORPORATION 1999 TO 2001
Vice President and CEO

Intasys developed a software solutions for billing and management for customers. Responsible for the corporation and its affiliates

Involvement in certain legal proceedings

During the past five years Mr. Trudeau has not been a party to or executive officer of an entity that has filed any Bankruptcy petitions. Mr. Trudeau in not been convicted nor involved in any current criminal proceedings. Nor has Mr Trudeau been held to have violated any State or Federal Securities laws.

There are no familial relationships among the officers and directors, nor are there any arrangements or understanding between any of our directors or officers or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

Compensation agreements

The Corporation has signed a renewable twelve (12) months agreement with Mr. Trudeau whereby it agrees to pay him a compensation of $40 000 CDN per year as well as five hundred thousand (500 000) options expiring June 30th 2008 exercisable at 0.24 USD, said options to be vested according to the following schedule:

125,000 December 15th 2006

125,000 March 15th 2007

125,000 June 15th 2007

125,000 September 15th 2007

Gilles Varin has retired as Chairman and Chief Executive officer as of September 19, 2006.

The retirement of Mr. Varin is not related to any disagreement on any matter relating to the Company's operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Anticus International Corporation

Date: September 26, 2006

By: \s\ Daniel Trudeau, President

Name: **Daniel Trudeau**

Title: President and CEO